CONFIDENTIAL TREATMENT REQUESTED BY METALDYNE PERFORMANCE GROUP INC.

767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

November 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Ms. Tonya K. Aldave

Re:	Metaldyne Performance Group Inc.

Registration Statement on Form S-1, as amended

File No. 333-198316

Dear Ms. Aldave:

This letter relates to the Registration Statement on Form S-1 (Registration No. 333-198316) (the “Registration Statement”) of Metaldyne Performance Group Inc., a Delaware corporation (the “Company”). The Company hereby provides the following preliminary proposed price range and share number information, which will be the basis for the information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “Offering”) for the Staff’s review. The preliminary price range presented herein reflects an initial offering price to the public of the Company’s shares of Common Stock (the “Shares”) of between $* and $* per Share, * Shares offered to the public in connection with the Offering (or * Shares if the underwriters exercise their option to purchase additional shares in full) with * Shares expected to be outstanding upon completion of the Offering.

Please find enclosed the relevant sections of the Registration Statement updated to reflect (i) the price range and share number information, after giving effect to a stock split of the Company’s Common Stock as described in the Registration Statement, and information derived therefrom and (ii) the anticipated use of proceeds.

We are respectfully requesting confidential treatment for this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83.

Should any questions arise in connection with the filing or this letter, please contact the undersigned at (212) 310-8971 or Suzanne Lee, Esq. at (212) 310-8154.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch, Esq.

Weil, Gotshal & Manges LLP